

March 17, 2011

Wilfred N. Cooper, Jr.
Chief Executive Officer, President and Director of WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

> **Re: WNC California Housing Tax Credits III, LP**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2011**
> **File No. 000-23908**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In the introductory section, please revise to clarify, if accurate, that an affirmative vote to amend the Partnership's Agreement of Limited Partnership is also an affirmative vote for the sale of the property and that there will not be a separate vote on the sale.

Proposal – Amendment To Partnership LPA, page 2

2.   We note that you are seeking to amend the Partnership's Agreement of Limited Partnership. Please expand your disclosure to briefly state the reasons for and the general effect of such amendment, in accordance with Item 19 of Schedule 14A. Please identify the affiliate(s) involved in this transaction, as well as the capacity in which they currently serve and will serve following the transaction.

Anticipated Distributions and Allocations, page 3

3.   Please revise the first paragraph to state, if accurate, that the limited partners will receive zero net proceeds from the sale of the property.

Conflicts and Other Special Factors, page 4

4.   Please outline briefly the facts bearing upon the question of the fairness of the consideration.   For example, we note that the General Partner obtained an appraisal of the property in December 2010, but it is not clear whether the appraisal was performed by an independent third party. Please refer to Item 15(b) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3402 with any questions.

Sincerely,

Angela McHale
Attorney

cc: Paul G. Dannhauser
        Derenthal & Dannhauser LLP
        Via *facsimile*: (510) 834-8309